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                                                                    Exhibit 99.1

                                          FOR : BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

                                                Drunen, 12 January 2005

                                  ANNOUNCEMENT

                     NOT FOR DISTRIBUTION IN CANADA OR JAPAN

                   BE SEMICONDUCTOR INDUSTRIES N.V. ANNOUNCES
                     FINAL TERMS OF CONVERTIBLE NOTES OFFER

BE Semiconductor Industries N.V. ("Besi"), a leading manufacturer of assembly equipment for the semiconductor industry, announces that its offer (the "Offer") of convertible notes ("the Notes") was priced on 11 January 2005.

The Notes mature 7 years from the date of issue and carry an interest rate of 5 1/2% per annum, payable semi-annually, with the first payment on or around 28 July 2005 and an initial conversion price of (euro)5.1250. The Notes will be repaid at maturity in 2012 at a price of 100% of their principal amount. If not converted, Besi may redeem the outstanding Notes at their par value on or after four years from the date of issue, subject to the share price exceeding 130% of the then effective conversion price. The Offer is set to raise (euro)40 million, or (euro)46 million if the lead manager of the Offer exercises the option granted to it by Besi to acquire additional Notes.

Application for listing of the Notes on the official segment of the stock market of Euronext Amsterdam N.V. will coincide with publication of the prospectus, expected to be on 25 January 2005. Listing is expected to take place on 28 January 2005. As if and when issued trading is expected to commence on 13 January 2005.

Besi designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading US, European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CONTACTS:

Richard W. Blickman                                         Cor te Hennepe
President & CEO                                             Director of Finance
Tel. (31) 416 384345                                        Tel. (31) 416 384345

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This announcement is not an offer for sale in the United States or any other jurisdiction. The Notes may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. BE Semiconductor Industries N.V. does not intend to register any portion of the Offer in the United States or to conduct a public offer of securities in the United States.

The Notes will only be offered to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade within the meaning of Section 2 of the Exemption Regulation to the Netherlands Securities Market Supervision Act 1995, as amended ("Vrijstellingsregeling Wet toezicht effectenverkeer 1995").

This announcement is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within
Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with this Offer, the lead manager of the Offer (or any person acting for it) may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the lead manager of the Offer (or any agent of it) to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Stabilisation transactions conducted on Euronext Amsterdam must be conducted by a member of Euronext Amsterdam and must be conducted in accordance with all applicable laws and regulations, including those of Euronext Amsterdam and Article 32 of the Further Regulation on the Behavourial Supervision of the Securities Trade 2002 (Nadere Regeling Gedragstoezicht 2002). Stabilisation/FSA.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements, which are found in various places throughout the announcement. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2003 and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.